                                                                   [LOGO OF WMC]




To:  The Manager
     Announcements
     Company Announcements Office

                           Public Announcement 2002-42

Please find attached for immediate release an announcement made by wholly owned WMC subsidiary, WMC Finance (USA) Limited in relation to a tender offer and consent solicitation for its outstanding U.S. debt securities.

Ross Mallett
Assistant Company Secretary

7 November 2002



For further information:

Media contact:
Group Manager - Public Affairs
Tania Price on (03) 9685 6233

              WMC FINANCE (USA) LIMITED COMMENCES TENDER OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING U.S. DEBT SECURITIES

         Melbourne, Australia November 6, 2002 - WMC Finance (USA) Limited today announced that it has commenced tender offers for all of its outstanding 6 1/2% Guaranteed Notes due November 15, 2003, 6.75% Guaranteed Notes due December 1, 2006, 7 1/4% Guaranteed Debentures due November 15, 2013 and 7.35% Guaranteed Debentures due December 1, 2026 (together the "Notes").

         Under the terms of the offers, the Company is offering to purchase the outstanding Notes at the purchase prices determined by reference to the fixed "spread" specified for such Notes over the yield to maturity of a specified U.S. Treasury reference security on the second business day preceding the date on which the applicable offer expires, plus accrued and unpaid interest. Additional information regarding the applicable purchase prices is set forth in the table below. In each case, the tender purchase price also includes the consent payment indicated below. The consent payment will be paid only for Notes tendered at or prior to the applicable "consent payment deadline" which will be 5:00 p.m., New York City time, on November 20, 2002, unless extended. Holders who tender after the applicable consent payment deadline will receive an amount equal to the tender purchase price minus the consent payment.

Description of Notes         CUSIP No.       Outstanding         UST Reference        Reference    Fixed Spread    Consent
--------------------         ---------       Principal Amount    Security             Page         (Basis Points)  Payment (per
                                             ----------------    -----------------    ---------    --------------  $1,000 of
                                                                                                                   Notes)
                                                                                                                   ------------
6 1/2% Guaranteed Notes due  92928WAA3       US$250,000,000      US Treasury 3.000%   PX4          50 bps             US$  3.75
November 15, 2003                                                Note due November
                                                                 30, 2003

6.75% Guaranteed Notes due   92928WAD7       US$200,000,000      US Treasury 3.500%   PX6          75 bps             US$  7.50
December 1, 2006                                                 Note due November
                                                                 15, 2006

7 1/4% Guaranteed Debentures 92928WAB1       US$150,000,000      US Treasury          PX7          100 bps             US$11.25
due November 15, 2013                                            When-Issued Note
                                                                 due November 15,
                                                                 2012

7.35% Guaranteed             92928WAC9       US$200,000,000      US Treasury 5.375%   PX8          125 bps             US$15.00
Debentures due December 1,                                       Note due February
2026                                                             15, 2031


         In connection with the offers, the Company is also seeking consents to certain proposed amendments to the Indentures under which the Notes were issued. The purpose of the proposed amendments is to eliminate certain restrictive covenants contained in the Indentures. Each offer is conditioned upon, among other things, shareholder and court approval of an Australian Scheme of Arrangement and the receipt of the requisite consents to adopt such proposed amendments.

         The offers will expire at midnight, New York City time, on December 5, 2002, unless extended or earlier terminated. Payment for tendered Notes will be made in same day funds on the third business day following expiration of the offer, or as soon thereafter as practicable.

         J.P. Morgan Securities Inc. ("J.P. Morgan") and Salomon Smith Barney Inc. will act as Dealer Managers for the offers. The Information Agent and Depositary is Mellon Investor Services LLC.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offers are made only by a Consent Solicitation and Offer to Purchase Statement dated November 6, 2002. Persons with questions regarding the offers should contact the Information Agent, toll-free at 1-800-370-1031 or either of the Dealer Managers: (i) J.P. Morgan, toll-free at 1-866-834-4666 or collect at 1-212-834-4851, or (ii) Salomon Smith Barney, toll-free at 1-800-558-3745 or collect at 1-212-723-6106.

                   CONSENT SOLICITATION AND OFFER TO PURCHASE

                            WMC Finance (USA) Limited

           Solicitation of Consents Relating to and Offer to Purchase
                         for Cash All of its Outstanding

                    6 1/2% Guaranteed Notes due November 15, 2003
                                CUSIP No. 92928WAA3

                    6.75% Guaranteed Notes due December 1, 2006
                                CUSIP No. 92928WAD7

                  7 1/4% Guaranteed Debentures due November 15, 2013
                                CUSIP No. 92928WAB1

                 7.35% Guaranteed Debentures due December 1, 2026
                                CUSIP No. 92928WAC9

                            (collectively, the "Notes")

         WMC Finance (USA) Limited, a company incorporated in the Commonwealth of Australia and registered in Victoria (the "Company"), and a wholly owned subsidiary of WMC Limited, a company incorporated in the Commonwealth of Australia and registered in Victoria ("WMC"), is offering, upon the terms and subject to the conditions set forth in this Consent Solicitation and Offer to Purchase Statement (the "Offer to Purchase") and the accompanying Letter of Transmittal and Consent, to purchase (with respect to each series of Notes, an "Offer") for cash any and all Notes of each series at a purchase price determined by reference to the applicable fixed spread specified for such Notes (the "Fixed Spread") over the yield to maturity of the applicable UST Reference Security (the "UST Reference Security") on the second business day preceding the date on which the applicable Offer expires (of which purchase price the applicable amount set forth below under "Consent Payment" will constitute a consent payment that will be paid only for Notes tendered prior to the applicable Consent Payment Deadline referred to below), plus accrued and unpaid interest to but excluding the Settlement Date (as defined).

                                                                                                                     Consent
                                                                                                                     Payment
                                              Outstanding                              Reference    Fixed Spread   (per $1,000
   Description of Notes       CUSIP No.    Principal Amount   UST Reference Security     Page      (Basis Points)   of Notes)
   --------------------       ---------    ----------------   ----------------------     ----      --------------   ---------
6 1/2% Guaranteed Notes due  92928WAA3     US$250,000,000     US Treasury 3.000%      PX4          50 bps           US$3.75
November 15, 2003                                             Note due November 30,
                                                              2003
6.75% Guaranteed Notes due   92928WAD7     US$200,000,000     US Treasury 3.500%      PX6          75 bps           US$7.50
December 1, 2006                                              Note due November 15,
                                                              2006
7 1/4% Guaranteed Debentures 92928WAB1     US$150,000,000     US Treasury             PX7          100 bps          US$11.25
due November 15, 2013                                         When-Issued Note due
                                                              November 15, 2012
7.35% Guaranteed             92928WAC9     US$200,000,000     US Treasury 5.375%      PX8          125 bps          US$15.00
Debentures due December 1,                                    Note due February 15,
2026                                                          2031

--------------------------------------------------------------------------------
THE CONSENT PAYMENT DEADLINE FOR EACH SERIES OF NOTES (I.E., THE TIME BY WHICH HOLDERS MUST TENDER SUCH NOTES IN ORDER TO BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT) WILL BE 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2002, UNLESS EXTENDED (AS IT MAY BE EXTENDED, THE "CONSENT PAYMENT DEADLINE" FOR SUCH SERIES). EACH OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 5, 2002, UNLESS EXTENDED OR EARLIER TERMINATED (AS IT MAY BE EXTENDED, THE "EXPIRATION TIME" FOR SUCH SERIES). TENDERED NOTES MAY BE WITHDRAWN AND THE RELATED CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE CONSENT PAYMENT DEADLINE, BUT NOT THEREAFTER.
--------------------------------------------------------------------------------

                       (Cover page continued on next page)

The Solicitation Agents for the Solicitations and the Dealer Managers for the Offers are:

                    JPMorgan                               Salomon Smith Barney

November 6, 2002.

         In connection with the Offers, the Company is also soliciting (the "Solicitations") consents ("Consents") of Holders of Notes to certain proposed amendments (the "Amendments") to the Indentures pursuant to which the Notes were issued. Each Offer is conditioned upon, among other things, satisfaction of the Scheme Condition and the Minimum Consent Condition (each as defined herein).

         Notes purchased pursuant to an Offer will be paid for in same-day funds on the third business day after the date on which such Offer expires, or as soon as practicable thereafter (the "Settlement Date" for such Offer). Assuming the Offers are not extended, it is expected that the Settlement Date for each Offer will be December 10, 2002.

         None of the Company, WMC, the Trustee, the Depositary, the Information Agent or the Dealer Managers (each as defined herein) makes any recommendation as to whether or not holders should tender their Notes pursuant to the Offers.

                                    IMPORTANT

         Any holder of Notes ("Holder") desiring to tender Notes should either
(a) complete and sign the Letter of Transmittal and Consent included herewith (the "Letter of Transmittal and Consent") or a facsimile copy in accordance with the instructions therein, mail or deliver it and any other required documents to Mellon Investor Services LLC, as Depositary (the "Depositary") and deliver the certificates for the tendered Notes to the Depositary (or transfer such Notes pursuant to the book-entry transfer procedures described herein), (b) request the Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction, or (c) tender through The Depository Trust Company ("DTC") pursuant to DTC's Automated Tender Offer Program ("ATOP"). A Holder with Notes held through a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such Holder desires to tender those Notes.

         Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and Consent or related documents may be directed to Mellon Investor Services, LLC as the Information Agent (the "Information Agent") at one of its telephone numbers set forth on the last page of this Offer to Purchase. A Holder may also contact the Dealer Managers at their telephone numbers set forth on the last page of this Offer to Purchase or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

         Adoption of the Amendments relating to a series of Notes may have adverse consequences to Holders of such Notes who elect not to tender their Notes in the Offers because Holders of such Notes outstanding after consummation of the applicable Offers will not be entitled to the benefit of substantially all the restrictive covenants and certain default provisions presently contained in the applicable Indenture. In addition, following consummation of the Offers and adoption of the Amendments relating to a series of Notes, the liquidity of the trading market for any Notes that remain outstanding is likely to be significantly reduced. See "The Amendments" and "Market and Trading Information."

                             ----------------------

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL AND CONSENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE SOLICITATIONS OR THE OFFERS.

                             ----------------------

         No person has been authorized to give any information or to make any representations other than those contained herein or in the Letter of Transmittal and Consent and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Solicitations or Offers to be made by a licensed broker or dealer, the Solicitations and Offers shall be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Offer to Purchase and related documents or any purchase of Notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

        AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE

         WMC is subject to the reporting requirements applicable to a "foreign private issuer" under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") and, in accordance therewith, files annual and other reports and furnishes other information to the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by WMC, the guarantor of the Notes, may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. Copies of such material may be obtained by mail, upon payment of the Commission's prescribed rates, by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material filed after November 4, 2002 may also be obtained from the website that the Commission maintain at http://www.sec.gov. For information concerning WMC's proposed demerger (the "Demerger") (defined below), the Scheme Booklet prepared for and distributed to WMC shareholders in connection with

                                       (i)
the Demerger is available on the WMC website at http://www.wmc.com and as part of the October 31, 2002 Form 6-K referred to below.

         The following documents filed by WMC with the Commission are hereby incorporated by reference and considered to be a part of this Offer to Purchase:

         o Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Commission on April 4, 2002.

         o Reports on Form 6-K filed with the Commission on April 15, 2002, April 25, 2002, August 19, 2002, and October 31, 2002.

         All documents and reports filed by WMC with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and on or prior to the termination of the Offers shall be deemed to be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statements contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

         WMC will provide without charge to each Holder of Notes to whom this Offer to Purchase and related documents are delivered, upon request of such person, a copy of the Indentures and of any or all information filed by WMC with the Commission. Holders of Notes may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by contacting the Secretary, WMC Limited, 60 City Road, Southbank, Victoria 3006, Australia; telephone number 011-61-3-9685-6000.

                                      (ii)

                                   THE OFFERS

General

         The Company hereby offers, with respect to each series of Notes listed on the cover page of this Offer to Purchase, to purchase for cash all of the outstanding Notes of such series, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal and Consent (such offer, as it may be amended from time to time, an "Offer" for such Notes), at a purchase price (the "Total Purchase Price" for such Notes) per $1,000 principal amount of Notes determined in the manner described herein by reference to the fixed spread specified for such Notes on the cover page of this Offer to Purchase (the "Fixed Spread" for such Notes) over the yield to maturity of the UST Reference Security specified for such Notes on the cover page of this Offer to Purchase (the "UST Reference Security" for such Notes) on the second business day preceding the date on which such Offer expires (such purchase price, the "Total Purchase Price" for such Notes), of which purchase price an amount equal to the amount specified as the consent payment for such Notes on the cover page of this Offer to Purchase will constitute a consent payment per $1,000 principal amount (a "Consent Payment") that will be paid only for Notes tendered prior to the Consent Payment Deadline for such Notes, plus accrued and unpaid interest to but excluding the Settlement Date for such Offer.

         The next scheduled interest payment on the 6 1/2% Notes due 2003 and the 7 1/4% Debentures due 2013 is payable on November 15, 2002 to Holders of record of such Notes on November 1, 2002. The next scheduled interest payment on the 6.75% Notes due 2006 and the 7.35% Debentures due 2026 is payable on December 1, 2002 to Holders of record of such Notes on November 15, 2002. The tender of Notes into the Offers will not effect a Holder's entitlement to these interest payments. Based on the assumed Settlement Date of December 10, 2002, it is expected that the accrued interest payable in respect of Notes accepted for payment pursuant to the Offers will be measured from November 15, 2002, in the case of the 6 1/2% Notes due 2003 and the 7 1/4% Debentures due 2013, and from December 1, 2002, in the case of the 6.75% Notes due 2006 and the 7.35% Debentures due 2026.

         The purpose of the Offers is to acquire Notes, eliminate the associated interest expense and obtain consents ("Consents") from Holders of Notes to the adoption of certain amendments (the "Amendments") to the Indenture dated as of November 1, 1993, among the Company, as issuer, WMC, as guarantor, and The Bank of New York, a banking corporation duly organized and existing under the laws of the State of New York, as trustee, (the "Trustee"), with respect to the 6 1/2% Notes and the 7 1/4% Debentures and the Indenture dated as of December 1, 1996, among the Company, as issuer, WMC, as guarantor, and the Trustee, as trustee, with respect to the 6.75% Notes and the 7.35% Debentures (collectively, the "Indentures"). The Offers and Solicitations are being made in connection with the proposed demerger (the "Demerger") of WMC's interest in the Alcoa World Alumina and Chemicals ("AWAC") joint venture from its other businesses. The non-AWAC businesses, including the Company, will be spun off into a new company, WMC Resources Ltd ("WMC Resources"), while the joint venture interest will remain in WMC (to be renamed Alumina Limited). Upon consummation of the Demerger, WMC Resources will become an additional guarantor in respect of any Notes not purchased in the Offers. The Amendments with respect to each series of Notes would be set forth in a supplemental indenture to the Indenture under which the Notes of such series were issued (the "Supplemental Indenture" for such Notes), but such Amendments will not become operative unless and until validly tendered Notes of such series are accepted for payment and paid for pursuant to the applicable Offer. A Holder validly tendering Notes will, by tendering such Notes, be consenting to the applicable Amendments. See "The Amendments."

         The Consent Payment will only be paid as part of the Total Purchase Price for Notes tendered prior to the Consent Payment Deadline and purchased pursuant to an Offer. Holders who tender Notes after the Consent Payment Deadline (or who do not tender their Notes at all) will not receive the Consent Payment. The "Consent Payment Deadline" for each series of Notes will be 5:00 P.M., New York City time, on November 20, 2002, unless extended.

         Each Offer will expire at midnight, New York City time, on December 5, 2002, unless extended or earlier terminated (such time and date, as it may be extended, the "Expiration Time" for such Offer). See "-- Extension, Amendment and Termination."

         Notes purchased pursuant to an Offer will be paid for in same-day funds on the Settlement Date, which will be the third business day after the date on which such Offer expires, or as soon as practicable thereafter. See "-- Conditions to the Offers - Acceptance for Payment and Payment; Source of Funds."

         The Company is making the Offers in connection with the proposed Demerger of WMC's interests in AWAC from WMC's other mining assets and businesses. The Company's obligation to make the Consent Payments pursuant to the Offer, the Amendments and the Company's obligations to accept for payment, and to pay for, Notes validly tendered in any Offer is conditioned on, among other things:

         (a) Shareholder and court approval of the proposed Share Scheme of Arrangement between WMC and its shareholders, as described in the Scheme Booklet ("Scheme of Arrangement"), through which the Demerger will be effected (referred to herein as the "Scheme Condition"),

         (b) the receipt by the Depositary of valid and unrevoked Consents from the holders of record on the Consent Payment Deadline (each such holder, a "Record Holder," and such date, the "Record Date") of a majority in principal amount of the Notes of the applicable series, excluding Notes owned by the Company, WMC or any of their respective affiliates (referred to herein as the "Minimum Consent Condition" for such Offer), and

         (c) the other conditions set forth below under "-- Conditions to the Offers" (collectively with the Scheme Condition and the Minimum Consent Condition, the "Conditions" for such Offer).

If the Minimum Consent Condition for a series of Notes is satisfied, the Company, WMC and the Trustee will execute and deliver the Supplemental Indenture relating to such series; however, the Company will not be obligated to make the Consent Payment and the applicable Amendments will not become operative unless all the other Conditions have been satisfied or waived and Notes are accepted for payment and paid for pursuant to the applicable Offer. The approval of the Scheme of Arrangement, however, is not conditioned on the successful completion of any Offer or the adoption of the applicable Amendments. The Demerger may be consummated without the adoption of the Amendments.

Persons Holding Through DTC

         DTC will authorize DTC participants for whom DTC or its nominee holds Notes as of the Record Date (as set forth in a securities position listing of DTC as of the Record Date) to execute Consents with respect to such Notes as if such participants were the Record Holders of such Notes as of the Record Date; accordingly, such participants shall be deemed for purposes hereof to be Record Holders of such Notes as of the Record Date and Letters of Transmittal and Consent executed by such participants or their duly appointed proxies with respect to such Notes (or Agent's Messages transmitted by DTC in lieu thereof, as described under "-- Procedure for Tendering Notes" below) shall be deemed to be valid Consents with respect to such Notes. Since a valid tender of Notes will constitute the Consent of the tendering Holder to the applicable Amendments, the Minimum Consent Condition for an Offer will be satisfied if a majority in principal amount of the Notes of the applicable series are validly tendered by the holders of record of such Notes as of the Record Date and not withdrawn prior to the execution of the applicable Supplemental Indenture.

Total Purchase Price

         The Total Purchase Price for Notes of a series being purchased pursuant to an Offer will be calculated in a manner intended to result in a price on the Settlement Date for such Offer equivalent to a yield to the maturity date of such Notes (the "Maturity Date") equal to the sum of (a) the yield to maturity (calculated in accordance with standard market practice) corresponding to the Bid-Side Price of the UST Reference Security for such Notes on the second business day preceding the date on which such Offer expires (such yield, the "UST Reference Yield" for such Notes) and (b) the Fixed Spread for such Notes (such sum, the "Tender Offer Yield" for such Notes). As used herein, the term "Bid-Side Price" of a UST Reference Security on any day means the bid-side price of such UST Reference Security, as displayed on the Bloomberg Government Pricing Monitor as of 2:00 P.M., New York City time, on that day (or, if the Dealer Managers determine that such page is not operational or is displaying inaccurate information at that time, the bid-side price of such UST Reference Security determined at or around 2:00 P.M., New York City time, on that day by such other means as the Dealer Managers may consider to be appropriate under the circumstances).

         Specifically, the Total Purchase Price for Notes being purchased pursuant to an Offer will equal (a) the value per $1,000 principal amount of such Notes, assuming such Notes will be paid in full on the Maturity Date therefor, of all remaining payments of principal thereof and premium and interest thereon to be made from but excluding the Settlement Date to and including such Maturity Date, discounted to the applicable Settlement Date (in a manner consistent with the methodology underlying the formula for the Total Purchase Price set forth in Annex A hereto) at a discount rate equal to the applicable Tender Offer Yield, minus (b) accrued and unpaid interest per $1,000 principal amount to but excluding such Settlement Date. See Annex A hereto.

         The Total Purchase Price plus accrued interest per $1,000 principal amount of Notes purchased pursuant to an Offer will be rounded to the nearest cent. The Dealer Managers will determine the applicable Bid-Side Prices, the resulting UST Reference Yields, Tender Offer Yields and Total Purchase Prices and the accrued interest for each series of Notes, and their determination will be final and binding, absent manifest error. The Company will publicly announce the actual Total Purchase Prices promptly after they are determined.

         The next scheduled interest payment on the 6 1/2% Notes due 2003 and the 7 1/4% Debentures due 2013 is payable on November 15, 2002 to Holders of record of such Notes on November 1, 2002. The next scheduled interest payment on the 6.75% Notes due 2006 and the 7.35% Debentures due 2026 is payable on December 1, 2002 to Holders of record of such Notes on November 15, 2002. The tender of Notes into the Offers will not effect a Holder's entitlement to these interest payments. Based on the assumed Settlement Date of December 10, 2002, it is expected that the accrued interest payable in respect of Notes accepted for payment pursuant to the Offers will be measured from November 15, 2002, in the case of the 6 1/2% Notes due 2003 and the 7 1/4% Debentures due 2013, and from December 1, 2002, in the case of the 6.75% Notes due 2006 and the 7.35% Debentures due 2026.

         Assuming a hypothetical Settlement Date of December 10, 2002 and UST Reference Yields which would have been in effect had they been measured on November 5, 2002 at 2:00 P.M., the hypothetical UST Reference Yields, Tender Offer Yields, Total Purchase Prices and accrued interest per $1,000 principal amount for each series would have been as follows*:

                                                                              Hypothetical
                           Hypothetical                      Hypothetical        Total        Hypothetical
                           UST Reference    Tender Offer     Tender Offer       Purchase         Accrued           Total
     Title of Notes            Yield           Spread            Yield          Price**        Interest***     Consideration
     --------------            -----           ------            -----          -------        -----------     -------------
6 1/2% Guaranteed Notes       1.501%           50 bps           2.001%         $1,041.25          $4.51          $1,045.76
due November 15, 2003

6.75% Guaranteed Notes        2.732%           75 bps           3.482%         $1,120.33          $1.69          $1,122.02
due December 1, 2006

7 1/4% Guaranteed             4.100%           100 bps          5.100%         $1,178.40          $5.03          $1,183.43
Debentures due November
15, 2013

7.35% Guaranteed              5.106%           125 bps          6.356%         $1,121.47          $1.84          $1,123.31
Debentures due December
1, 2026

* Actual percentages and amounts will differ from those set forth in this table.

** This amount includes the applicable Consent Payment for each series, as set out on the cover page of this Offer to Purchase. The Consent Payment will only be paid for Notes tendered prior to the applicable Consent Payment Deadline and purchased pursuant to the applicable Offer.

*** Hypothetical accrued interest is calculated from November 15, 2002, in the case of the 6 1/2% Notes due 2003 and the 7 1/4% Debentures due 2013, and from December 1, 2002, in the case of the 6.75% Notes due 2006 and the 7.35% Debentures due 2026.

         Holders may obtain hypothetical quotes of the UST Reference Yields (calculated as of a then recent time) and the resulting hypothetical Tender Offer Yields and Total Purchase Prices for the Notes prior to the time at which the actual Total Purchase Prices are calculated, and may obtain the actual UST Reference Yields, Tender Offer Yields and Total

Purchase Prices after such time, by contacting either J.P. Morgan Securities Inc. at 1-866-834-4666 (or collect at: 1-212-834-4851) or Salomon Smith Barney Inc. at 1-800-558-3745 (or collect at: 1-212-723-6106). Although each Total Purchase Price will be calculated based solely on the applicable UST Reference Yield (determined as described above), information regarding the closing yield to maturity of the UST Reference Securities on any trading day may also be found in The Wall Street Journal and The New York Times.

Procedure for Tendering Notes

         For a Holder to validly tender Notes pursuant to an Offer, a properly completed and duly executed Letter of Transmittal and Consent (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message (as defined below) in lieu of the Letter of Transmittal and Consent, and any other required documents, must be received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase prior to the applicable Expiration Time (or, for Holders desiring to receive the Consent Payment, prior to the applicable Consent Payment Deadline). In addition, prior to the applicable Expiration Time (or, for Holders desiring to receive the Consent Payment, prior to the applicable Consent Payment Deadline), either (a) certificates for tendered Notes must be received by the Depositary at such address or (b) such Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent's Message if the tendering Holder has not delivered a Letter of Transmittal and Consent). The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and Consent and that the Company may enforce such Letter of Transmittal and Consent against such participant.

         If the Notes are held of record in the name of a person other than the signer of the Letter of Transmittal and Consent, or if certificates for unpurchased Notes are to be issued to a person other than the Holder of record, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the Record Holder appears on the certificates, with the signature on the certificates or bond powers guaranteed as described below.

         Need for Guarantee of Signature. Signatures on a Letter of Transmittal and Consent must be guaranteed by a recognized participant (a "Medallion Signature Guarantor") in the Securities Transfer Agents Medallion Program, unless the Notes tendered thereby are tendered (a) by the Record Holder of such Notes and that Holder has not completed either of the boxes entitled "A. Special Issuance/Delivery Instructions" or "B. Special Payment Instructions" on the Letter of Transmittal and Consent, or (b) for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or is a commercial bank or trust company having an office in the United States (each, an "Eligible Institution").

         Book-Entry Delivery of the Notes; Tender through ATOP. Within two business days after the date of this Offer to Purchase, the Depositary will establish an account with respect to the Notes at DTC for purposes of the Offers. Any financial institution that is a participant in the DTC system may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's procedure for such transfer. Although delivery of Notes may be effected through book-entry at DTC, the Letter of Transmittal and Consent (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal and Consent, and any other required documents, must be transmitted to and received by the Depositary prior to the applicable Expiration Time (or, for Holders desiring to receive the Consent Payment, at or prior to the applicable Consent Payment Deadline) at one of its addresses set forth on the last page of this Offer to Purchase. Delivery of such documents to DTC does not constitute delivery to the Depositary.

         Holders who are tendering by book-entry transfer to the Depositary's account at DTC may execute their tender through DTC's Automated Tender Offer Program ("ATOP") by transmitting their acceptance to DTC in accordance with DTC's ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the Depositary's account at DTC and send an Agent's Message to the Depositary. Delivery of the Agent's Message by DTC will satisfy the terms of an Offer in lieu of execution and delivery of a Letter of Transmittal and Consent by the participant identified in the Agent's Message. Accordingly, the Letter of Transmittal and Consent need not be completed by a Holder tendering through ATOP.

         Withholding Tax. Under U.S. federal tax laws, the Depositary may be required to withhold 30% of the amount of any payments made to certain Holders pursuant to the Offers. See "Certain Federal Income Tax Consequences" below.

         General. The tender of Notes pursuant to an Offer by one of the procedures set forth above will constitute (a) an agreement between the tendering Holder and the Company in accordance with the terms and subject to the conditions of such Offer and (b) the Consent of the tendering Holder to the Amendments.

         The method of delivery of the Letter of Transmittal and Consent, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

         All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Notes will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all tenders of Notes that it determines are not in proper form or for which the acceptance for payment or payment may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any of the conditions of any Offer or any defect or irregularity in the tender of Notes of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of the other Offers or other Holders. The Company's interpretation of the terms and conditions of the Offers (including the instructions in the Letter of Transmittal and Consent) will be final and binding. None of the Company, WMC, the Depositary, the Dealer Managers, the Information Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notice.

Withdrawal of Tenders (and Revocation of Corresponding Consents)

         Notes tendered pursuant to an Offer may be withdrawn at any time prior to the Consent Payment Deadline. A valid withdrawal of tendered Notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent. Tendered Notes (and the related Consent) may not be withdrawn subsequent to the Consent Payment Deadline. Accordingly, tenders made after the applicable Consent Payment Deadline will be irrevocable. If an Offer is terminated without any Notes being purchased thereunder, the Notes tendered pursuant thereto will be promptly returned to the tendering Holders.

         For a withdrawal of Notes to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase. The withdrawal notice must (a) specify the name of the Holder who tendered the Notes to be withdrawn and, if different, the name of the Record Holder of such Notes (or, in the case of Notes tendered by book-entry transfer, the name of the participant for whose account such Notes were tendered and such participant's account number at DTC to be credited with the withdrawn Notes), (b) contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn and, in the case of Notes tendered by delivery of certificates rather than book-entry transfer, the certificate numbers thereof) and (c) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal and Consent, including any required signature guarantees (or, in the case of Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed on the applicable Agent's Message), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such Notes. The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such Notes have been tendered for the account of an Eligible Institution. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.

         Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offers. Properly withdrawn Notes may, however, be retendered by again following one of the procedures described above at any time prior to the applicable Expiration Time.

         Withdrawals of Notes and revocation of Consents can only be accomplished in accordance with the foregoing procedures.

Conditions to the Offers

         The Company's obligation to make the Consent Payments pursuant to each Solicitation, to consummate each Offer and to pay the Total Purchase Price with respect to such Offer and the operation of the Amendments with respect to each series of Notes are conditioned upon satisfaction or waiver of the Scheme Condition and the Minimum Consent Condition with respect to such Offer and are also conditioned upon there not existing:

         (a) in the sole judgment of the Company, any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company or its affiliates is party or by which any of them are bound) to the purchase of such Notes pursuant to such Offer or the effectiveness of any of the Amendments, or

         (b) any change or development, including a prospective change or development, that, in the sole judgment of the Company, has or may have a material adverse effect on the Company, the market price of such Notes or the value of such Notes (or the Amendments) to the Company.

         The Conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If any Condition is not satisfied or waived by the Company prior to the Expiration Time, the Company reserves the right (but shall not be obligated), subject to applicable law, to:

         (a) terminate any Solicitation and Offer and return the Notes of such series tendered pursuant to such Offer to the tendering Holders of such Notes,

         (b) waive all unsatisfied Conditions and accept for payment and purchase all Notes of such series that are validly tendered pursuant thereto (and not withdrawn) prior to such Expiration Time,

         (c) extend such Solicitation and Offer and to retain the Consents delivered and Notes of such series tendered pursuant thereto during the period for which such Offer and Solicitation is extended, or

         (d)      amend such Solicitation and Offer.

         In addition, the Solicitation, the Company's obligation to pay the Consent Payments, the Amendments, the Offer and the Company's obligation to pay the Total Purchase Price with respect to each series of Notes are not conditional on the Solicitation, the Company's obligation to pay the Consent Payments, the Amendments, the Offer and the Company's obligation to pay the Total Purchase Price with respect to any other series of Notes.

Acceptance for Payment and Payment; Source of Funds

         Upon the terms and subject to the conditions of each Offer, the Company will accept for payment all Notes that are validly tendered and not validly withdrawn, pursuant to such Offer. For purposes of each Offer, the Company will be deemed to have accepted for payment tendered Notes if, as and when the Company gives written notice to the Depositary of its acceptance for payment of such Notes.

         The Depositary will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders. Thus, the Company will pay for Notes accepted for payment pursuant to the Offers by depositing same-day funds with the Depositary on the Settlement Date. Under no circumstances will any additional interest be payable by the Company because of any delay in the transmission of funds from the Depositary to the tendering Holders.

         The Company expects to pay for the Notes purchased pursuant to the Offers with funds from a US$1.1 billion loan facility (the "Loan Facility") put in place by WMC and arranged and underwritten by Commonwealth Bank of Australia, Deutsche Bank, JPMorgan Chase Bank and Westpac Banking Corporation and from an A$700 million facility underwritten by Australia New Zealand Banking Group, National Australia Bank and Deutsche Bank. The Loan Facility will have two components, a US$500 million 364-day term facility, which is intended to be refinanced by a medium to long term debt capital markets issuance, and a US$600 million syndicated revolving facility with 364-day and 3 year tranches. The Loan Facility will initially be guaranteed by WMC, WMC Resources and certain other entities within the WMC Resources group of companies. Once the Demerger is implemented, however, the Loan Facility will be assumed by the WMC Resources group of companies and WMC will cease to be a guarantor.

Extension, Amendment and Termination

         The Company expressly reserves the right, at any time or from time to time, regardless of whether or not the conditions set forth in "-- Conditions to the Offers" shall have been satisfied, subject to applicable law, (a) to extend the Consent Payment Deadline or Expiration Time for an Offer, (b) to amend an Offer or Solicitation in any respect or (c) to terminate an Offer prior to the Expiration Time therefor and return the Notes tendered pursuant thereto, in each case by giving written notice of such extension, amendment or termination to the Depositary.

         There can be no assurance that the Company will exercise its right to extend the Consent Payment Deadline or Expiration Time for a Solicitation and Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9 A.M., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Expiration Time, as the case may be. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

                                 THE AMENDMENTS

         This section sets forth a brief description of the Amendments to the Indentures governing the Notes for which Consents are being sought pursuant to the Solicitations. The summaries of provisions of the Indentures set forth below are qualified in their entirety by reference to the full and complete terms contained in the applicable Indenture. Capitalized terms appearing below but not defined in this Offer to Purchase have the meanings assigned to such terms in the applicable Indenture. Copies of the proposed forms of Supplemental Indenture to be entered into to effect the Amendments are attached hereto as Annexes B and
C. Holders of Notes should read the applicable Supplemental Indenture carefully. Holders may obtain copies of the Indentures without charge by contacting the Information Agent at one of its telephone numbers set forth on the last page of this Offer to Purchase.

         The Amendments will, among other things, eliminate the Company's obligations to comply with substantially all of the so-called restrictive covenants contained in the Indentures. Specifically, the Amendments will, in substance:

         (a) eliminate the Guarantor's and Company's obligations under the following Sections of the Indenture:

                  o Section 1008 (Limitations on Liens). Section 1008 limits the ability of the Guarantor and certain of its subsidiaries to incur secured debt without making effective provision to ensure that the Notes are directly secured equally and ratably with such debt.

                  o        Section 1009 (Limitation on Sale and Leaseback).
                           Section 1009 limits the ability of the Guarantor and certain subsidiaries from engaging in certain sale and leaseback transactions.

         (b) remove the occurrence of any default, Event of Default or other consequence under each Indenture for failing to comply with the covenants described in (a) above with respect to any such Notes, and

         (c) remove as Events of Default under each Indenture, the occurrence of the events described in Section 501(5) of the Indentures (cross default triggered by a default on specified indebtedness).

         The Amendments with respect to each series of Notes will be set forth in a Supplemental Indenture to the applicable Indenture for such series of Notes that will be executed by the Company, WMC and the Trustee promptly following the Consent Payment Deadline, assuming the Minimum Consent Condition has been satisfied at such time. However, such Supplemental Indenture will provide that the Amendments will not become operative unless and until validly tendered Notes of such series are accepted for payment and paid for pursuant to the applicable Offer. If such Notes are not accepted for payment and paid for pursuant to the applicable Offer (or if the Minimum Consent Condition for such Offer is not satisfied), the Amendments with respect to such series will never become operative.

         If an Offer is consummated and the Amendments become effective with respect to a series of Notes, the Amendments will be binding on all non-tendering Holders of Notes of such series. The modification or elimination of restrictive covenants and other provisions pursuant to the Amendments may permit the Company, WMC and WMC Resources to take actions that could increase the credit risks with respect to the Company, WMC and WMC Resources faced by non-tendering Holders, adversely affect the market price of the Notes that remain outstanding or otherwise be adverse to the interests of non-tendering Holders

                         MARKET AND TRADING INFORMATION

         The Notes trade in the over-the-counter market. Prices and trading volumes of the Notes in the over-the-counter market are not reported and can be difficult to monitor. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to obtain current information with respect to market prices for the Notes. Although the Company believes that the over-the-counter trading activity of the Notes is currently limited, to the extent that Notes are purchased pursuant to the Offers, the trading markets for the Notes that remain outstanding will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not purchased may be affected adversely to the extent the amount of Notes purchased pursuant to the Offers reduces the float of the Notes. The reduced float may also tend to make the trading price more volatile. In addition, upon the effectiveness of the Amendments, certain covenants will be eliminated, which may adversely affect the market prices for the Notes. There can be no assurance that any trading market will exist for the Notes following the Offers. The extent of the public market for the Notes following consummation of the Offers would depend upon the number of Holders that remain at such time, the interest in maintaining markets in the Notes on the part of securities firms and other factors.

                            OTHER PURCHASES OF NOTES

         Whether or not any of the Offers are consummated, the Company or its affiliates may from time to time acquire Notes, otherwise than pursuant to the Offers, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Offers and could be for cash or other consideration.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the sale of Notes pursuant to an Offer by a "U.S. Holder" (which, for purposes of this Offer to Purchase, means a Holder of Notes that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the Notes, or (d) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. The discussion does not deal with special classes of Holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, financial institutions, insurance companies, tax-exempt organizations, Holders that are not U.S. Holders, persons holding Notes as a hedge or who have otherwise hedged the risk of holding Notes or persons holding Notes as part of a straddle or in connection with a conversion transaction. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. This discussion assumes that the Notes are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

Holders Who Tender Their Notes

         Sales of Notes pursuant to the Offers by U.S. Holders will be taxable transactions for United States federal income tax purposes. Subject to the discussion of the market discount rules and the Consent Payment set forth below, a U.S. Holder selling Notes pursuant to an Offer will recognize capital gain or loss in an amount equal to the difference between the amount of cash received (other than amounts received attributable to accrued interest which will be taxed as ordinary income) and the U.S. Holder's adjusted tax basis in the Notes sold at the time of sale. A U.S. Holder's adjusted tax basis in Notes generally will equal the cost of the Notes to such U.S. Holder, increased by the amount of any market discount previously taken into income by the U.S. Holder (including any market discount included in the taxable year of the sale prior to the sale), and reduced (but not below zero) by the amount of any amortized bond premium previously amortized by the U.S. Holder with respect to the Notes. Capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year. The deductibility of capital losses is limited.

         An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased a Note at a "market discount." Subject to a statutory de minimis exception, Notes have market discount if they were purchased at an amount less than the issue price and less than the stated redemption price at maturity of the Notes. In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of Notes having market discount in excess of a de minimis amount will be treated as ordinary income to the extent of the lesser of (a) the gain recognized or (b) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant yield basis) while such Notes were held by the U.S. Holder.

         The tax treatment of the Consent Payment is not clear. It is possible that the Consent Payment should be treated as services or fee income, in which case a Holder would be required to include the Consent Payment in ordinary income. Alternatively, it is possible that the Consent Payment should be treated as received in respect of a Holder's sale of its Notes pursuant to the Offers, in which case a Holder would recognize additional capital gain (or less capital loss) as a result of its receipt of the Consent Payment.

Holders Who Do Not Tender Their Notes

         A Holder who does not tender its Notes pursuant to the applicable Offer should not recognize gain or loss upon the adoption of the related Amendments. A Holder who holds Notes as of the Demerger, however, will likely be treated as having disposed of its Notes in return for deemed newly issued Notes upon the Demerger. Accordingly, a Holder who holds Notes as of the Demerger will likely recognize gain or loss upon the Demerger in an amount equal to the difference between the "issue price" of the deemed newly issued Notes and its adjusted tax basis in such Notes (determined in the manner described above under "-- Holders Who Tender Their Notes"). Except to the extent attributable to accrued interest or market discount (as defined above under "-- Holders Who Tender Their Notes"), any such gain or loss will be capital gain or loss.

         The "issue price" of a deemed newly issued Note will be equal to its fair market value on the date of the Demerger if a substantial amount of the Notes are traded on an established securities market. The Notes will be treated as traded on an established securities market if, at any time during the 60-day period ending 30 days after the Demerger, the Notes appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine the fair market value of the Notes by disseminating either recent price quotations (including rates, yields or other price information) for the Notes of one or more identified brokers, dealers or traders or actual prices (including rates, yields or other pricing information) of recent sales transactions for the Notes. The Company believes that the Notes should be treated as traded on an established securities market and that the issue price of the deemed newly issued Notes should therefore be equal to their fair market value as of the date of the Demerger.

Information Reporting and Backup Withholding

         Sales of Notes pursuant to the Offers by U.S. Holders and the receipt of Consent Payments by U.S. Holders generally will be subject to information reporting requirements. In addition, certain U.S. Holders who fail to complete the Substitute Form W-9 included in the Letter of Transmittal and Consent may be subject to backup withholding with respect to payments the U.S. Holder receives pursuant to the Offers and Solicitations. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of federal income taxes, a refund may be obtained from the IRS provided the required information is furnished. Certain U.S. Holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements.

Non-U.S. Holders

         Beneficial owners of Notes who are not U.S. Holders should consult their tax advisors regarding the U.S. Federal income tax consequences, if any, associated with the Offers in their particular situations.

         ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE SOLICITATIONS AND OFFERS IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

                DEALER MANAGERS, INFORMATION AGENT AND DEPOSITARY

         The Company has retained J.P. Morgan Securities Inc. ("J.P. Morgan") and Salomon Smith Barney Inc. ("Salomon Smith Barney") to act as Solicitation Agents and Dealer Managers (the "Dealer Managers") and Mellon Investor Services LLC to act as Information Agent (the "Information Agent") and Depositary (the "Depositary") in connection with the Solicitations and Offers. The Company, WMC and WMC Resources have agreed to pay the Dealer Managers, the Information Agent and the Depositary customary fees for their services in connection with the Solicitations and Offers. The Company, WMC and WMC Resources have also agreed to reimburse the Dealer Managers, the Information Agent and the Depositary for their out-of-pocket expenses (including the fees and disbursements of counsel) and to indemnify them against certain liabilities, including liabilities under federal securities laws.

         Each Dealer Manager, in the ordinary course of its business, makes markets in securities of the Company and WMC including the Notes. As a result, from time to time, either of J.P. Morgan or Salomon Smith Barney may own certain of the Company's or WMC's securities, including the Notes. JPMorgan Chase Bank, an affiliate of J.P. Morgan, is one of the lenders under the Loan Facility.

         None of the Dealer Managers, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company, WMC or their affiliates or the Notes contained or referred to in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

         NONE OF THE COMPANY, WMC, THE TRUSTEE, THE DEPOSITARY OR THE DEALER MANAGERS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR NOTES PURSUANT TO THE OFFERS. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER OR NOT TO TENDER NOTES AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

                                                                         Annex A


         FORMULAS TO DETERMINE TOTAL PURCHASE PRICE AND ACCRUED INTEREST

Definitions

YLD       =     Tender Offer Yield expressed as a decimal.

CPN       =     The nominal rate of interest payable on the Notes expressed as a decimal.

N         =     The number of semi-annual interest payments, based
                on the maturity date for the Notes, from (but not including) the applicable Settlement Date to (and including) the maturity date pursuant to the terms of the Notes.

S         =     The number of days from and including the
                semi-annual interest payment date immediately preceding the Settlement Date up to (but not including) the applicable Settlement Date. The number of days is computed using the 30/360 day-count method.

R         =     Assumed principal amount at maturity, which is $1,000.

/         =     Divide. The term immediately to the left of the
                division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.

exp       =     Exponentiate. The term to the left of "exp" is raised to the power indicated by the term to the right of "exp."

N         =     Summate. The term in the brackets to the right of the
(SIGMA)         summation symbol is separately calculated "N" times
k = 1           (substituting for "k" in that term each whole k=1 number
                between 1 and N, inclusive), and the separate calculations are then added together.

Purchase Price = The Total Purchase Price per $1,000 principal amount of the Notes. The Total Purchase
                Price is rounded to the nearest cent.

                 [         R           ]   N      [      R(CPN/2)       ]
Purchase Price = [---------------------] + (SIGMA)[---------------------] - R(CPN/2)(S/180)
                 [(1+YLD/2)exp(N-S/180)]   k=1    [(1+YLD/2)exp(k-S/180)]


Accrued Interest  =  R(CPN/2) (S/180)

                                                                         Annex B

================================================================================



                            WMC FINANCE (USA) LIMITED
                               A.C.N. 061 718 198
                                                                         Issuer

                                       AND

                                   WMC LIMITED
                               A.C.N. 004 820 419
                                                                      Guarantor

                                       TO

                              THE BANK OF NEW YORK

                                                                        Trustee

                                 --------------


                          Second Supplemental Indenture

                              Dated as of [ ], 2002

                                       To

                                    Indenture

                          Dated as of November 1, 1993

                                 --------------




================================================================================

         SECOND SUPPLEMENTAL INDENTURE, dated as of _____ __, 2002 (this "Supplemental Indenture"), among WMC FINANCE (USA) LIMITED (A.C.N. 061 718 198), a company duly organized and existing under the laws of the Commonwealth of Australia, as Issuer (herein called the "Company"), having its principal office at Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia, WMC LIMITED (A.C.N. 004 820 419), a company duly organized and existing under the laws of the Commonwealth of Australia, as Guarantor (herein called the "Guarantor"), having its principal office at Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia, and THE BANK OF NEW YORK, a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (herein called the "Trustee").

         WHEREAS, the Company, the Guarantor and the Trustee executed and delivered an Indenture, dated as of November 1, 1993 (the "Indenture"), as amended by the First Supplemental Indenture, dated as of March 1, 1995, to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as in the Indenture provided; all capitalized terms used herein and not defined are used herein as defined in the Indenture;

         WHEREAS, the Company has issued its 6 1/2% Guaranteed Notes due November 15, 2003 (the "2003 Notes") and its 7 1/4% Guaranteed Debentures due November 15, 2013 (the "2013 Debentures") and such 2003 Notes and 2013 Debentures constitute the only series of Outstanding Securities under the Indenture;

         WHEREAS, Section 902 of the Indenture provides that the Company, the Guarantor and the Trustee may amend or supplement the Indenture with the written consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of securities affected by such Supplemental Indenture;

         WHEREAS, the Company has offered to purchase for cash all of the outstanding Securities, upon the terms and subject to the conditions set forth in its Consent Solicitation and Offer to Purchase Statement (the "Offer to Purchase"), dated November 6, 2002 and in the related Letter of Transmittal and Consent (such offer, with respect to each series of Securities, an "Offer"); in connection therewith the Company has been soliciting written consents of the Holders of the 2003 Notes and the 2013 Debentures to the substance of the amendments to the Indenture set forth herein (and to the execution of this Supplemental Indenture), and the Company has now obtained such written consents from the Holders of a majority in aggregate principal amount of the Outstanding Securities of each such series; accordingly, this Supplemental Indenture and the amendments set forth herein are authorized pursuant to Section 902 of the Indenture;

         WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

         NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

         For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

         Section 1.   Amendment to the Indenture.
                      --------------------------

         Upon written notification to the Trustee by the Company in the form of an Officers' Certificate that it has accepted for payment and paid for pursuant to each Offer all Securities validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time (as defined in the Offer to Purchase) for the applicable Offer, then automatically (without further act by any person):
(a) each of Section 1008 (Limitation on Liens) and Section 1009 (Limitation on Sale and Leaseback) of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted"; and (b) paragraph (5) under Section 501 (Remedies) of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted".

         Section 2.   Ratification.
                      ------------

         Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as supplemented by the First Supplemental Indenture and this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

         Section 3.   Governing Law.
                      -------------

         This Second Supplemental Indenture, the Indenture as supplemented and amended hereby, the Securities and the coupons, if any, shall be governed by and construed in accordance with the laws of the State of New York, except that matters relating to the authorization and execution by the Company and the Guarantor of this Second Supplemental Indenture, the Securities and the coupons, if any, issued hereunder shall be governed by and construed in accordance with the laws of the State of Victoria, Commonwealth of Australia.

         Section 4.   Counterparts and Method of Execution.
                      ------------------------------------

         The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

         Section 5.   The Trustee.
                      -----------

         The recitals in this Supplemental Indenture shall be taken as the statements of the Company and the Guarantor, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture.

         IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

                            WMC FINANCE (USA) LIMITED


                            By:
                               ---------------------------------------------
                                Name:
                                Title:


                            WMC LIMITED


                            By:
                               ---------------------------------------------
                                Name:
                                Title:


                            THE BANK OF NEW YORK
                            As Trustee

                            By:
                               ---------------------------------------------
                                Name:
                                Title:

                                                                         Annex C

================================================================================




                            WMC FINANCE (USA) LIMITED

                               A.C.N. 061 718 198
                                                                         Issuer

                                       AND

                                   WMC LIMITED
                               A.C.N. 004 820 419
                                                                      Guarantor

                                       TO

                              THE BANK OF NEW YORK

                                                                        Trustee

                                 --------------


                          First Supplemental Indenture

                              Dated as of [ ], 2002

                                       To

                                    Indenture

                          Dated as of December 1, 1996

                                 --------------



================================================================================

         FIRST SUPPLEMENTAL INDENTURE, dated as of _____ __, 2002 (this "Supplemental Indenture"), among WMC FINANCE (USA) LIMITED (A.C.N. 061 718 198), a company duly organized and existing under the laws of the Commonwealth of Australia, as Issuer (herein called the "Company"), having its principal office at Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia, WMC LIMITED (A.C.N. 004 820 419), a company duly organized and existing under the laws of the Commonwealth of Australia, as Guarantor (herein called the "Guarantor"), having its principal office at Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia, and THE BANK OF NEW YORK, a banking corporation duly organized and existing under the laws of the State of New York, as Trustee (herein called the "Trustee").

         WHEREAS, the Company, the Guarantor and the Trustee executed and delivered an Indenture, dated as of December 1, 1996 (the "Indenture"), to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as in the Indenture provided; all capitalized terms used herein and not defined are used herein as defined in the Indenture;

         WHEREAS, the Company has issued its 6.75% Guaranteed Notes due December 1, 2006 (the "2006 Notes") and its 7.35% Guaranteed Debentures due December 1, 2026 (the "2026 Debentures") and such 2006 Notes and 2026 Debentures constitute the only series of Outstanding Securities under the Indenture;

         WHEREAS, Section 902 of the Indenture provides that the Company, the Guarantor and the Trustee may amend or supplement the Indenture with the written consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of securities affected by such Supplemental Indenture;

         WHEREAS, the Company has offered to purchase for cash all of the outstanding Securities, upon the terms and subject to the conditions set forth in its Consent Solicitation and Offer to Purchase Statement (the "Offer to Purchase"), dated November 6, 2002 and in the related Letter of Transmittal and Consent (such offer, with respect to each series of Securities, an "Offer"); in connection therewith the Company has been soliciting written consents of the Holders of the 2006 Notes and the 2026 Debentures to the substance of the amendments to the Indenture set forth herein (and to the execution of this Supplemental Indenture), and the Company has now obtained such written consents from the Holders of a majority in aggregate principal amount of the Outstanding Securities of each such series; accordingly, this Supplemental Indenture and the amendments set forth herein are authorized pursuant to Section 902 of the Indenture;

         WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

         NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

         For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

         Section 1.   Amendment to the Indenture.
                      --------------------------

         Upon written notification to the Trustee by the Company in the form of an Officers' Certificate that it has accepted for payment and paid for pursuant to each Offer all Securities validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time (as defined in the Offer to Purchase) for the applicable Offer, then automatically (without further act by any person):
(a) each of Section 1008 (Limitation on Liens) and Section 1009 (Limitation on Sale and Leaseback) of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted"; and (b) paragraph (5) under Section 501 (Remedies) of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted".

         Section 2.   Ratification.
                      ------------

         Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

         Section 3.   Governing Law.
                      -------------

         This First Supplemental Indenture and the Indenture as supplemented and amended hereby shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to conflicts of law principles thereof, provided, however, that all matters governing the authorization and execution of this First Supplemental Indenture by the Guarantor and any notation of the Guarantee by the Guarantor pursuant to Article Fourteen of the Indenture and any Guarantee endorsed by the Guarantor on the Securities, as applicable, and all matters governing the authorization and execution of this First Supplemental Indenture and the Securities by the Company shall be governed by and construed in accordance with the laws of the State of Victoria, Commonwealth of Australia.

         Section 4.   Counterparts and Method of Execution.
                      ------------------------------------

         The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

         Section 5.   The Trustee.
                      -----------

         The recitals in this Supplemental Indenture shall be taken as the statements of the Company and the Guarantor, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture.

         IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

                                WMC FINANCE (USA) LIMITED


                                By:
                                   ---------------------------------------------
                                    Name:
                                    Title:


                                WMC LIMITED


                                By:
                                   ---------------------------------------------
                                    Name:
                                    Title:


                                THE BANK OF NEW YORK
                                As Trustee


                                By:
                                   ---------------------------------------------
                                    Name:
                                    Title:

         In order to tender and consent, a Holder should send or deliver a properly completed and signed Letter of Transmittal and Consent, certificates for Notes and any other required documents to the Depositary at the address set forth below or tender pursuant to DTC's Automated Tender Offer Program.

                        The Depositary for the Offers is:

                          Mellon Investor Services LLC
                            44 Wall Street, 7th Floor
                               New York, NY 10005

                     Banks and Brokers call: (917) 320-6286
                            Toll Free: (800) 370-1031



         Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and Consent or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A Holder may also contact the Dealer Managers at one of their telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitations and Offers.

                    The Information Agent for the Offers is:

                          Mellon Investor Services LLC

                            44 Wall Street, 7th Floor
                               New York, NY 10005

                     Banks and Brokers call: (917) 320-6286
                            Toll Free: (800) 370-1031



              The Solicitation Agents for the Solicitations and the
                      Dealer Managers for the Offers are:

              JPMorgan                           Salomon Smith Barney
           270 Park Avenue                 390 Greenwich Street, 4th Floor
         New York, NY 10017                       New York, NY 10013
Attention: Liability Management Group   Attention: Liability Management Group
      Toll-free: (866) 834-4666               Toll-free: (800) 558-3745
       Collect: (212) 834-4851                 Collect: (212) 723-6106

                        LETTER OF TRANSMITTAL AND CONSENT

                            WMC Finance (USA) Limited

                     To Tender and Consent in Respect of its

                  6 1/2% Guaranteed Notes due November 15, 2003
                               CUSIP No. 92928WAA3

                   6.75% Guaranteed Notes due December 1, 2006
                               CUSIP No. 92928WAD7

               7 1/4% Guaranteed Debentures due November 15, 2013
                               CUSIP No. 9298WAB1

                7.35% Guaranteed Debentures due December 1, 2026
                               CUSIP No. 92928WAC9
                           (collectively, the "Notes")

           Pursuant to the Consent Solicitation and Offer to Purchase
                             dated November 6, 2002


                        The Depositary for the Offers is:

                          Mellon Investor Services LLC

              By Mail:                     By Overnight Courier:                     By Hand:
           P.O. Box 3301                     85 Challenger Road              120 Broadway - 13th Floor
     South Hackensack, NJ 07606              Mail Stop - Reorg                  New York, NY 10271
                                         Ridgefield Park, NJ 07660
                                         Attn: Reorganization Dept.

                                  By Facsimile for Eligible Institutions:

                                              (201) 296-4293
                                   Confirm by Telephone: (201) 296-4860

--------------------------------------------------------------------------------
THE CONSENT PAYMENT DEADLINE FOR EACH SERIES OF NOTES (I.E., THE TIME BY WHICH HOLDERS MUST TENDER SUCH NOTES IN ORDER TO BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT) WILL BE 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2002, UNLESS EXTENDED (AS IT MAY BE EXTENDED, THE "CONSENT PAYMENT DEADLINE" FOR SUCH SERIES). EACH OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 5, 2002, UNLESS EXTENDED OR EARLIER TERMINATED (AS IT MAY BE EXTENDED, THE "EXPIRATION TIME" FOR SUCH SERIES). TENDERED NOTES MAY BE WITHDRAWN AND THE RELATED CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE CONSENT PAYMENT DEADLINE, BUT NOT THEREAFTER.
--------------------------------------------------------------------------------

    Delivery of this Letter of Transmittal and Consent to an address other than as set forth above, or transmission of instructions via a fax number other than as listed above, will not constitute a valid delivery.

         Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Consent Solicitation and Offer to Purchase Statement dated November 6, 2002 (as the same may be supplemented, modified or amended from time to time, the "Offer to Purchase") of WMC Finance (USA) Limited, a company incorporated in the Commonwealth of Australia and registered in the State of Victoria (the "Company").

         This Letter of Transmittal and Consent is to be completed by a Holder desiring to tender Notes unless such Holder is executing the tender through DTC's Automated Tender Offer Program ("ATOP"). This Letter of Transmittal and Consent need not be completed by a Holder tendering through ATOP.

    For a description of certain procedures to be followed in order to tender Notes (through ATOP or otherwise), see "The Offers - Procedures for Tendering Notes" in the Offer to Purchase and the instructions to this Letter of Transmittal and Consent.

--------------------------------------------------------------------------------
                    TENDER OF NOTES AND CONSENT TO AMENDMENTS
--------------------------------------------------------------------------------

[ ] CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES ARE ENCLOSED
    HEREWITH.

[ ] CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:__________________________________________________

DTC Account Number: ____________________________________________________________

Transaction Code Number: ______________________________________________________

Date Tendered: ______________________________________________________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         List below the Notes to which this Letter of Transmittal and Consent relates. If the space provided is inadequate, list the certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Letter of Transmittal and Consent. Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. No alternative, conditional or contingent tenders will be accepted.

----------------------------------------------------------------------------------------------------------------------------
                                                   DESCRIPTION OF NOTES

----------------------------------------------------------------------------------------------------------------------------
                                        6 1/2% Guaranteed Notes due November 15, 2003
                                                    CUSIP No. 92928WAA3

----------------------------------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Record Holder(s) or Name     Certificate Number(s)*        Aggregate         Principal Amount
  of DTC Participant and Participant's DTC Account                                    Principal        Tendered and as to
 Number in which Notes are Held (Please fill in if                                      Amount         which Consents are
                       blank)                                                        Represented            Given**
----------------------------------------------------- ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


---------------------------------------------------------------------------------------------------- -----------------------
                                                          Total Principal Amount:

----------------------------------------------------------------------------------------------------------------------------

*    Need not be completed by Holders tendering by book-entry transfer.

** Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered and a Consent with respect thereto is being given. A tendering Holder is required to Consent to the Amendments with respect to all Notes tendered by such Holder.

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                        6.75% Guaranteed Notes due December 1, 2006
                                                    CUSIP No. 92928WAD7

----------------------------------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Record Holder(s) or Name     Certificate Number(s)*        Aggregate         Principal Amount
  of DTC Participant and Participant's DTC Account                                    Principal        Tendered and as to
 Number in which Notes are Held (Please fill in if                                      Amount         which Consents are
                       blank)                                                        Represented            Given**
----------------------------------------------------- ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


---------------------------------------------------------------------------------------------------- -----------------------
                                                          Total Principal Amount:

----------------------------------------------------------------------------------------------------------------------------

*    Need not be completed by Holders tendering by book-entry transfer.

**   Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered and a Consent with respect thereto is being given. A tendering Holder is required to Consent to the Amendments with respect to all Notes tendered by such Holder.
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                      7 1/4% Guaranteed Debentures due November 15, 2013
                                                    CUSIP No. 92928WAB1

----------------------------------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Record Holder(s) or Name     Certificate Number(s)*        Aggregate         Principal Amount
  of DTC Participant and Participant's DTC Account                                    Principal        Tendered and as to
 Number in which Notes are Held (Please fill in if                                      Amount         which Consents are
                       blank)                                                        Represented            Given**
----------------------------------------------------- ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


----------------------------------------------------- ---------------------------- ----------------- -----------------------
                             Total Principal Amount:

----------------------------------------------------------------------------------------------------------------------------

*    Need not be completed by Holders tendering by book-entry transfer.

** Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered and a Consent with respect thereto is being given. A tendering Holder is required to Consent to the Amendments with respect to all Notes tendered by such Holder.

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                     7.35% Guaranteed Debentures due December 1, 2026
                                                    CUSIP No. 92928WAC9

----------------------------------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Record Holder(s) or Name     Certificate Number(s)*        Aggregate         Principal Amount
  of DTC Participant and Participant's DTC Account                                    Principal        Tendered and as to
 Number in which Notes are Held (Please fill in if                                      Amount         which Consents are
                       blank)                                                        Represented            Given**
----------------------------------------------------- ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


                                                      ---------------------------- ----------------- -----------------------


----------------------------------------------------- ---------------------------- ----------------- -----------------------
                                                          Total Principal Amount:

----------------------------------------------------------------------------------------------------------------------------
*    Need not be completed by Holders tendering by book-entry transfer.

** Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered and a Consent with respect thereto is being given. A tendering Holder is required to Consent to the Amendments with respect to all Notes tendered by such Holder.

----------------------------------------------------------------------------------------------------------------------------


         If not already printed above, the name(s) and address(es) of the registered holder(s) should be printed exactly as they appear on the certificate(s) representing Notes tendered hereby or, if tendered by a participant in DTC, exactly as such participant's name appears on a security position listing as the owner of the Notes.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

         Ladies and Gentlemen:

         The undersigned hereby (a) tenders to WMC Finance (USA) Limited (the "Company"), upon the terms and subject to the conditions set forth in its Consent Solicitation and Offer to Purchase Statement dated November 6, 2002 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in accordance with this Letter of Transmittal and Consent, the principal amount of Notes indicated in the tables above entitled "Description of Notes" under the column heading "Principal Amount Tendered and as to which Consents are Given" (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in each such table) and (b) consents, with respect to the aggregate principal amount of such Notes, to the Amendments described in the Offer to Purchase to the Indenture under which such Notes were issued and to the execution of a Supplemental Indenture effecting such Amendments. The undersigned acknowledges and agrees that the tender of Notes made hereby may not be withdrawn, and the consent granted hereby may not be revoked, except in accordance with the procedures set forth in the Offer to Purchase. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered herewith in accordance with the terms and subject to the conditions of the applicable Offer, the undersigned hereby (a) sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to all of the Notes tendered hereby and (b) waives any and all other rights with respect to such Notes. The undersigned hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Depositary also acts as the agent of the Company) with respect to such Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) present such Notes and all evidences of transfer and authenticity to, or transfer ownership of such Notes on the account books maintained by DTC to, or upon the order of, the Company,
(ii) present such Notes for transfer of ownership on the books of the Company,
(iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, and (iv) deliver to the Company and the Trustee this Letter of Transmittal and Consent as evidence of the undersigned's consent to the Amendments and as certification that the Minimum Consent Condition has been satisfied, all in accordance with the terms and conditions of the applicable Offer as described in the Offer to Purchase.

         The undersigned understands that tenders of Notes may be withdrawn and the related consents may be revoked only by written notice of withdrawal or revocation received by the Depositary prior to the applicable Consent Payment Deadline pursuant to the terms of the Offer to Purchase.

         If the undersigned is not the Record Holder of the Notes listed in the boxes above labeled "Description of Notes" under the column heading "Principal Amount Tendered and as to which Consents are Given" or such Record Holder's legal representative or attorney-in-fact (or, in the case of Notes held through DTC, the DTC participant for whose account such Notes are held), then the undersigned has obtained a properly completed irrevocable proxy that authorizes the undersigned (or the undersigned's legal representative or attorney-in-fact) to deliver a Consent in respect of such Notes on behalf of the Record Holder thereof, and such proxy is being delivered with this Letter of Transmittal and Consent.

         The undersigned acknowledges and agrees that a tender of Notes pursuant to any of the procedures described in the Offer to Purchase and in the instructions hereto and an acceptance of such Notes by the Company will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the applicable Offer.

         The undersigned understands that, under certain circumstances and subject to the certain conditions of the Offers (each of which the Company may waive) set forth in the Offer to Purchase, the Company may not be required to accept for payment any of the Notes tendered (including any Notes tendered after the Expiration Time). Any Notes not accepted for payment will be returned promptly to the undersigned at the address set forth above unless otherwise listed in the boxes below labeled "A. Special Issuance/Delivery Instructions."

         The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and to give the Consent contained herein, and that when such tendered Notes are accepted for payment and paid for by the Company pursuant to the applicable Offer, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby, to perfect the undersigned's Consent to the Amendments or to complete the execution of the Supplemental Indenture containing such Amendments.

         No authority conferred or agreed to be conferred by this Letter of Transmittal and Consent shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

         In consideration for the purchase of the Notes pursuant to the Offers, the undersigned hereby waives, releases, forever discharges and agrees not to sue the Company, the Guarantor or their respective former, current or future directors, officers, employees, agents, subsidiaries, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, demands, causes of action and liabilities of any kind and under any theory whatsoever, whether known or unknown (excluding any liability arising under United States federal securities laws or securities laws of Australia in connection with the Offers), by reason of any act, omission, transaction or occurrence, that the undersigned ever had, now has or hereafter may have against the Company or the Guarantor as a result of or in any manner related to the undersigned's purchase, ownership or disposition of the Notes pursuant to the Offers or any decline in the value thereof up to and including the applicable Expiration Time. Without limiting the generality or effect of the foregoing, upon the purchase of Notes pursuant to the Offers, the Company shall obtain all rights relating to the undersigned's ownership of Notes (including, without limitation, the right to all interest payable on the Notes) and any and all claims relating thereto.

         Unless otherwise indicated herein under "A. Special Issuance/Delivery Instructions", the undersigned hereby request(s) that any Notes representing principal amounts not tendered or not accepted for purchase be issued in the name(s) of, and be delivered to, the undersigned (and, in the case of Notes tendered by book-entry transfer, by credit to the account of DTC). Unless otherwise indicated herein under "B. Special Payment Instructions", the undersigned hereby request(s) that any checks for payment to be made in respect of the Notes tendered hereby be issued to the order of, and delivered to, the undersigned.

         In the event that the "A. Special Issuance/Delivery Instructions" box is completed, the undersigned hereby request(s) that any Notes representing principal amounts not tendered or not accepted for purchase be issued in the name(s) of, and be delivered to, the person(s) at the address(es) therein indicated. The undersigned recognizes that the Company has no obligation pursuant to the "A. Special Issuance/Delivery Instructions" box to transfer any Notes from the names of the registered holder(s) thereof if the Company does not accept for purchase any of the principal amount of such Notes so tendered. In the event that the "B. Special Payment Instructions" box is completed, the undersigned hereby request(s) that checks for payment to be made in respect of the Notes tendered hereby be issued to the order of, and be delivered to, the person(s) at the address(es) therein indicated.

-------------------------------------------------------------- ------------------------------------------------------------
                A. SPECIAL ISSUANCE/DELIVERY                                       B. SPECIAL PAYMENT
                         INSTRUCTIONS                                                 INSTRUCTIONS
                 (See instructions 1 and 2)                                   (See instructions 1, 2 and 3)
To be completed ONLY if Notes in a principal amount not        To be completed ONLY if checks are to be issued payable to
tendered or not accepted for purchase are to be issued in      someone other than the person(s) whose signature(s)
the name of someone other than the person(s) whose             appear(s) within this Letter of Transmittal and Consent or
signature(s) appear(s) within this Letter of Transmittal and   sent to an address different from that shown in the boxes
Consent or sent to an address different from that shown in     entitled "Description of Notes" within this Letter of
the boxes entitled "Description of Notes" within this Letter   Transmittal and Consent.
of Transmittal and Consent.

Name______________________________________                     Name _____________________________________
                       (Please Print)                                                (Please Print)

Address ____________________________________                   Address ____________________________________

        ____________________________________                           ____________________________________
                                (Zip Code)                                                     (Zip Code)

            ____________________________________                          _____________________________________
       (Tax Identification or Social Security Number)                (Tax Identification or Social Security Number)

              (See Substitute Form W-9 herein)                              (See Substitute Form W-9 herein)

--------------------------------------------------------------

|_| Check here to direct a credit of Notes not tendered or not accepted for purchase delivered by book-entry transfer to an account at DTC.

     ___________________________
           DTC Account No.

     Number of Account Party:  __________________

-------------------------------------------------------------- ------------------------------------------------------------

                         PLEASE COMPLETE AND SIGN BELOW

(This page is to be completed and signed by all tendering and consenting Holders except Holders executing the tender and consent through DTC's ATOP)

    By completing, executing and delivering this Letter of Transmittal and Consent, the undersigned hereby tenders, and consents to the Amendments (and to execution of the Supplemental Indentures effecting the Amendments) with respect to, the principal amount of the Notes of the series listed in the boxes above labeled "Description of Notes" under the column heading "Principal Amount Tendered and as to which Consents are Given" (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in such box).

    Signature(s)________________________________________________________________


    ----------------------------------------------------------------------------
    (Must be signed by the registered Holder(s) exactly as the name(s) appear(s) on certificate(s) representing the tendered Notes or, if the Notes are tendered by a participant in DTC, exactly as such participant's name appears on a security position listing as the owner of such Notes. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth the full title and see Instruction 1.)

    Dated_______________________________________________________________________

    Name(s)_____________________________________________________________________


    ----------------------------------------------------------------------------
                                 (Please Print)

    Capacity (Full Title)_______________________________________________________

    Address_____________________________________________________________________


    ----------------------------------------------------------------------------
                              (Including Zip Code)

    Area Code and Telephone Number______________________________________________

    Tax Identification or Social Security Number________________________________

             (REMEMBER TO COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9)

                                 --------------

                          Medallion Signature Guarantee
                   (Only If Required-See Instructions 1 and 2)

Authorized Signature of Guarantor_______________________________________________

Name of Firm____________________________________________________________________

Address_________________________________________________________________________

Area Code and Telephone Number:_________________________________________________


                                [Place Seal Here]

                                  INSTRUCTIONS

             Forming Part of the Terms and Conditions of the Offers

         1. Signatures on Letter of Transmittal and Consent, Instruments of Transfer and Endorsements. If this Letter of Transmittal and Consent is signed by the registered Holder(s) of the Notes tendered hereby, the signatures must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If this Letter of Transmittal and Consent is signed by a participant in DTC whose name is shown on a security position listing as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of such Notes.

         If any of the Notes tendered hereby are registered in the name of two or more Holders, all such Holders must sign this Letter of Transmittal and Consent. If any of the Notes tendered hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Consent as there are different registrations of certificates.

         If this Letter of Transmittal and Consent or any Notes or instrument of transfer is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

         When this Letter of Transmittal and Consent is signed by the registered Holders of the Notes tendered hereby, no endorsements of Notes or separate instruments of transfer are required unless payment is to be made, or Notes not tendered or purchased are to be issued, to a person other than the registered Holders, in which case signatures on such Notes or instruments of transfer must be guaranteed by a Medallion Signature Guarantor.

    Unless this Letter of Transmittal and Consent is signed by the Record Holder(s) of the Notes tendered hereby (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes), such Notes must be endorsed or accompanied by appropriate instruments of transfer, and be accompanied by a duly completed proxy entitling the signer to consent with respect to such Notes on behalf of such Record Holder(s) (or such participant), and each such endorsement, instrument of transfer or proxy must be signed exactly as the name or names of the Record Holder(s) appear on the Notes (or as the name of such participant appears on a security position listing as the owner of such Notes); signatures on each such endorsement, instrument of transfer or proxy must be guaranteed by a Medallion Signature Guarantor, unless the signature is that of an Eligible Institution.

         2. Signature Guarantees. Signatures on this Letter of Transmittal and Consent must be guaranteed by a Medallion Signature Guarantor, unless the Notes tendered hereby are tendered by a Record Holder (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) that has not completed the box entitled "A. Special Issuance/Delivery Instructions" or the box entitled "B. Special Payment Instructions" on this Letter of Transmittal and Consent. See Instruction 1.

         3. Transfer Taxes. Except as set forth in this Instruction 3, the Company will pay or cause to be paid any transfer taxes with respect to the transfer and sale of Notes to it, or to its order, pursuant to the Offers. If payment is to be made to, or if Notes not tendered or purchased are to be registered in the name of, any persons other than the Record Holders, or if tendered Notes are registered in the name of any persons other than the persons signing this Letter of Transmittal and Consent, the amount of any transfer taxes (whether imposed on the Record Holder or such other person) payable on account of the transfer to such other person will be deducted from the payment unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

         4. Substitute Form W-9. Each tendering Holder (or other payee) is required to provide the Depositary with a correct taxpayer identification number ("TIN"), generally the Holder's Social Security or federal employer identification number, and with certain other information, on Substitute Form W-9, which is provided under "Important Tax Information" below, and to certify that the Holder (or other payee) is not subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering Holder (or other payee) to a $50 penalty imposed by the Internal Revenue Service and 30% federal income tax backup withholding on any payment. The box in Part 3 of the Substitute Form W-9 may be checked if the tendering Holder (or other payee) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 30% on all such payments, if any, until a TIN is provided to the Depositary.

         5. Requests for Assistance or Additional Copies. Any questions or requests for assistance or additional copies of the Offer to Purchase or this Letter of Transmittal and Consent may be directed to the Information Agent at one of its telephone numbers set forth on the last page of the Offer to Purchase. A Holder may also contact the Dealer Managers at their telephone numbers set forth on the last page of the Offer to Purchase or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitations and Offers.

         6. Partial Tenders. Tenders of Notes (and deliveries of the related Consents) will be accepted only in integral multiples of $1,000. If less than the entire principal amount of any Note is tendered, the tendering Holder should fill in the principal amount tendered and for which Consents are given in the fourth column of the boxes entitled "Description of Notes" above. The entire principal amount of Notes delivered to the Depositary will be deemed to have been tendered and consents delivered therefor unless otherwise indicated. If the entire principal amount of all Notes is not tendered, then substitute Notes for the principal amount of Notes not tendered and purchased pursuant to the Offers will be sent to the Holder at his or her registered address, unless a different address is provided in the appropriate box on this Letter of Transmittal and Consent, promptly after the delivered Notes are accepted for partial tender.

                            IMPORTANT TAX INFORMATION

         Under federal income tax law, a Holder whose tendered Notes are accepted for payment is required to provide the Depositary with such Holder's current TIN on Substitute Form W-9 below, or, alternatively, to establish another basis for an exemption from backup withholding. If such Holder is an individual, the TIN is his or her Social Security number. If the Depositary is not provided with the correct TIN, the Holder or other payee may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, any payment made to such Holder or other payee with respect to Notes purchased pursuant to the Offers may be subject to 30% backup withholding tax.

         Certain Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that Holder must submit to the Depositary a properly completed Internal Revenue Service Form W-8 (a "Form W-8"), signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

         If backup withholding applies, the Depositary is required to withhold 30% of any payment made to the Holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

         To prevent backup withholding on any payment made to a Holder or other payee with respect to Notes purchased pursuant to the Offers, the Holder is required to notify the Depositary of the Holder's current TIN (or the TIN of any other payee) by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such Holder is awaiting a TIN), and that the Holder is not subject to backup withholding because (a) the Holder has not been notified by the Internal Revenue Service that the Holder is subject to backup withholding as a result of failure to report all interest or dividends,
(b) the Internal Revenue Service has notified the Holder that the Holder is no longer subject to backup withholding or (c) the Holder is exempt from backup withholding.

         A nonexempt Holder may check the box in Part 3 of the attached Substitute Form W-9 if such Holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If a nonexempt Holder checks the box in Part 3, such Holder must also sign the attached Certificate of Awaiting Identification Number in order to prevent backup withholding. Notwithstanding that a Holder complies with the foregoing, the Depositary will withhold 30% of any Total Purchase Price (including any Consent Payments, if applicable) and any accrued and unpaid interest paid to a Holder or other payee with respect to the Notes prior to the time a properly certified TIN is provided to the Depositary.

What Number to Give the Depositary

         The Holder is required to give the Depositary the TIN (e.g., Social Security number or Employer Identification Number) of the registered owner of the Notes. If the Notes are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

   -------------------------------- ---------------------------------------------------- --------------------------------
                                    Part 1--PLEASE  PROVIDE YOUR TIN IN THE BOX AT RIGHT
   SUBSTITUTE                       AND CERTIFY BY SIGNING AND DATING BELOW.             _____________________
   Form W-9                                                                                 Social Security Number(s)

                                                                                                       OR

                                                                                           __________________________
                                                                                             Employer Identification
                                                                                                    Number(s)
                                    ---------------------------------------------------- --------------------------------
   Department of the Treasury       Part 2--                                             Part 3--
   Internal Revenue Service         Certification --  Under  Penalties  of  Perjury,  I  Awaiting TIN
                                    certify that:
                                    (1)    The number shown on this form is my correct
                                    taxpayer identification number (or I am waiting
                                    for a number to be issued for me), and
                                    (2)     I am not subject to backup withholding
                                    because: (a) I am exempt from backup withholding,
                                    or (b) I have not been notified by the Internal
                                    Revenue Service (IRS) that I am subject to backup
                                    withholding as a result of a failure to report all
                                    interest or dividends, or (c) the IRS has notified
                                    me that I am no longer subject to backup
                                    withholding.
                                    (3)     I am a U.S. person (including a U.S.
                                    resident alien).
                                    ---------------------------------------------------- --------------------------------
   Payer's Request for Taxpayer     Certification Instructions -- You must cross out item (2) above if you have been
   Identification Number ("TIN")    notified by the IRS that you are currently subject to backup withholding because
   and Certifications               you have failed to report all interest and dividends on your tax return.

                                    Name_________________________________
                                    Address_______________________________
                                                  (include zip code)

                                    SIGNATURE ________________________________ DATE ____________________

   -------------------------------- -------------------------------------------------------------------------------------


    NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF 30% OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO AN OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

    NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN
    PART 3 OF THE SUBSTITUTE FORM W-9.


--------------------------------------------------------------------------------

            CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

    I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 30% of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty days, such retained amounts shall be remitted to the IRS as backup withholding.

      SIGNATURE _____________________________________ DATE ___________________

--------------------------------------------------------------------------------

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer-- Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

                           Give the                                                         Give the EMPLOYER
                           SOCIAL SECURITY                                                  IDENTIFICATION
For this type of account:  number of --                          For this type of account:  number of --
-------------------------  ------------                         -------------------------   ------------
1.  Individual             The individual                       8.  Sole proprietorship    The owner(4)
                                                                account
2.  Two or more           The actual owner of the account       9.  A valid trust,         Legal entity (Do not furnish
individuals (joint        or, if combined funds, the first      estate, or pension trust   the identifying number of
account)                  individual on the account(1)                                     the personal representative
                                                                                           or trustee unless the legal
                                                                                           entity itself is not
                                                                                           designated in the account
                                                                                           title.)(5)

3.  Husband and wife      The actual owner of the account       10.  Corporate             The corporation
(joint account)           or, if joint funds, the first
                          individual on the account(1)

4.  Custodian account of  The minor(2)                          11.  Religious,            The organization
a minor (Uniform Gift to                                        charitable, or
Minors Act)                                                     educational organization

5.  Adult and minor       The adult or, if the minor is         12.  Partnership held in   The partnership
(joint account)           the only contributor, the             the name of the business
                          minor(1)

6.  Account in the name   The ward, minor, or incompetent       13.  Association, club or  The organization
of guardian or committee  person(3)                             other tax-exempt
for a designated ward,                                          organization
minor, or incompetent
person

7.  a.  The usual         The grantor-trustee(1)                14.  A broker or           The broker or nominee
revocable savings trust                                         registered nominee
account (grantor is also
trustee)


     b.  So-called trust  The actual owner(1)                   15.  Account with the      The public entity
account that is not a                                           Department of Agriculture
legal or valid trust                                            in the name of a public
under State law                                                 entity (such as a State
                                                                or local government,
                                                                school district or
                                                                prison) that receives
                                                                agricultural program
                                                                payments.

------------------------------------------------------------    ---------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's social security number must be furnished.
(2)      Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).
(5) List first and circle the name of the legal trust, estate or pension trust.

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9



Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

o   A corporation

o   A financial institution

o An organization exempt from tax under section 501(a),* an individual retirement plan or a custodial account under Section 403(b)(7).

o   The United States or any agency or instrumentality thereof.

o A State, The District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

o A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

o   An international organization or any agency or instrumentality thereof.

o A registered dealer in securities or commodities registered in the U.S., the District of Columbia or a possession of the U.S.

o   A real estate investment trust.

o   A common trust fund operated by a bank under section 584(a).

o   An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

o   An entity registered at all times under the Investment Company Act of 1940.

o   A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o   Payments to nonresident aliens subject to withholding under section 1441.

o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

o Payments of patronage dividends where the amount renewed is not paid in money.

o   Payments made by certain foreign organizations.

o   Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

o Payments of tax-exempt interest (including exempt-interest dividends under section 852).

o   Payments described in section 6049(b)(5) to non-resident aliens.

o   Payments on tax-free covenant bonds under section 1451.

o   Payments made by certain foreign organizations.

o   Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice--Section 6109 requires most recipients of dividend, interest, or other payments to give their correct taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states and the District of Columbia to carry out their tax laws. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply

____________
* Unless otherwise indicated, all section references are to the Internal Revenue Code of 1986, as amended.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information.--Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of Taxpayer Identification Numbers.--If the requester discloses or uses taxpayer identification numbers in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

         In order to tender and consent, a Holder should send or deliver a properly completed and signed Letter of Transmittal and Consent, certificates for Notes and any other required documents to the Depositary at one of its addresses set forth below or tender pursuant to DTC's Automated Tender Offer Program.

                        The Depositary for the Offers is:

                     Mellon Investor Services LLC

                       44 Wall Street, 7th Floor
                          New York, NY 10005

                Banks and Brokers call: (917) 320-6286
                       Toll Free: (800) 370-1031



         Any questions or requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal and Consent or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A Holder may also contact the Dealer Managers at their telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

                    The Information Agent for the Offers is:

                     Mellon Investor Services LLC

                       44 Wall Street, 7th Floor
                          New York, NY 10005

                Banks and Brokers call: (917) 320-6286
                       Toll Free: (800) 370-1031



        The Solicitation Agents for the Solicitations and Dealer Managers
                               for the Offers are:

              JPMorgan                              Salomon Smith Barney

           270 Park Avenue                    390 Greenwich Street, 4th Floor
         New York, NY 10017                          New York, NY 10013
Attention: Liability Management Group      Attention: Liability Management Group
      Toll-free: (866) 834-4666                  Toll-free: (800) 558-3745
       Collect: (212) 834-4851                    Collect: (212) 723-6106

                            WMC FINANCE (USA) LIMITED

 Offer to Purchase for Cash and Solicitation of Consents Relating to All of its
                                  Outstanding

               6 1/2% Guaranteed Notes due November 15, 2003
                           CUSIP No. 92928WAA3

               6.75% Guaranteed Notes due December 1, 2006
                           CUSIP No. 92928WAD7

             7 1/4% Guaranteed Debentures due November 15, 2013
                           CUSIP No. 92928WAB1

            7.35% Guaranteed Debentures due December 1, 2026
                           CUSIP No. 92928WAC9

                       (collectively, the "Notes")

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THE CONSENT PAYMENT DEADLINE FOR EACH SERIES OF NOTES (I.E., THE TIME BY WHICH
HOLDERS MUST TENDER SUCH NOTES IN ORDER TO BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT) WILL BE 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2002, UNLESS EXTENDED (AS IT MAY BE EXTENDED, THE "CONSENT PAYMENT DEADLINE" FOR SUCH SERIES). EACH OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 5, 2002, UNLESS EXTENDED OR EARLIER TERMINATED (AS IT MAY BE EXTENDED, THE "EXPIRATION TIME" FOR SUCH SERIES). TENDERED NOTES MAY BE WITHDRAWN AND THE RELATED CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE CONSENT PAYMENT DEADLINE, BUT NOT THEREAFTER.

--------------------------------------------------------------------------------

                                                                November 6, 2002

    To Brokers, Dealers, Commercial Banks,
      Trust Companies and other Nominees:

         WMC Finance (USA) Limited (the "Company") is offering to purchase for cash all of its outstanding Notes, on the terms and subject to the conditions set forth in its Consent Solicitation and Offer to Purchase Statement dated the date hereof and in the related Letter of Transmittal and Consent. Terms used herein and defined in such Consent Solicitation and Offer to Purchase Statement are used herein as so defined.

         We are asking you to contact your clients for whom you hold Notes. For your use and for forwarding to those clients, we are enclosing the Offer to Purchase and the related Letter of Transmittal and Consent. We are also enclosing a printed form of letter which you may send to your clients, with space provided for obtaining their instructions with regard to the Solicitations and Offers. The Company will not pay you any fees or commissions for soliciting acceptances of the Solicitations and Offers. However, the Company will reimburse you for customary mailing and handling expenses incurred by you in forwarding these materials to your clients. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

         DTC participants will be able to execute tenders through the DTC Automated Tender Offer Program.

         Any inquiries you may have with respect to the Solicitations and Offers should be addressed to the Information Agent or the Dealer Managers for the Offers, at their respective addresses and telephone numbers as set forth on the last page of the enclosed Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

                                                  Very truly yours,

                                                  WMC Finance (USA) Limited

    NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE GUARANTOR, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE SOLICITATIONS AND OFFERS OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                            WMC FINANCE (USA) LIMITED

                   Offer to Purchase for Cash and Solicitation

                           of Consents Relating to its

               6 1/2% Guaranteed Notes due November 15, 2003,
                           CUSIP No. 92928WAA3

              6.75% Guaranteed Notes due December 1, 2006,
                           CUSIP No. 92928WAD7

            7 1/4% Guaranteed Debentures due November 15, 2013,
                           CUSIP No. 92928WAB1

            7.35% Guaranteed Debentures due December 1, 2026,
                           CUSIP No. 92928WAC9

                       (collectively, the "Notes")

--------------------------------------------------------------------------------

THE CONSENT PAYMENT DEADLINE FOR EACH SERIES OF NOTES (I.E., THE TIME BY WHICH HOLDERS MUST TENDER SUCH NOTES IN ORDER TO BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT) WILL BE 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2002, UNLESS EXTENDED (AS IT MAY BE EXTENDED, THE "CONSENT PAYMENT DEADLINE" FOR SUCH SERIES). EACH OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 5, 2002, UNLESS EXTENDED OR EARLIER TERMINATED (AS IT MAY BE EXTENDED, THE "EXPIRATION TIME" FOR SUCH SERIES). TENDERED NOTES MAY BE WITHDRAWN AND THE RELATED CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE CONSENT PAYMENT DEADLINE, BUT NOT THEREAFTER.

--------------------------------------------------------------------------------

                                                                November 6, 2002


    To Our Clients:

         WMC Finance (USA) Limited (the "Company") is offering to purchase for cash all of its outstanding Notes of the type set forth above, on the terms and subject to the conditions set forth in its Consent Solicitation and Offer to Purchase Statement dated the date hereof and in the related Letter of Transmittal and Consent. Terms used herein and defined in such Consent Solicitation and Offer to Purchase Statement are used herein as so defined.

         This material is being forwarded to you as the beneficial owner of Notes held by us for your account but not registered in your name. The accompanying Letter of Transmittal and Consent are furnished to you for informational purposes only and may not be used by you to tender Notes held by us for your account. A tender of such Notes may be made only by us as the registered holder and only pursuant to your instructions.

         Accordingly, we request instructions as to whether you wish us to tender and deliver Consents with respect to the Notes held by us for your account. If you wish to have us to do so, please so instruct us by completing, executing and returning to us the instruction form that appears below.

                                  INSTRUCTIONS

         The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to WMC Finance (USA) Limited's Offers with respect to its 6 1/2% Guaranteed Notes due November 15, 2003, 6.75% Guaranteed Notes due December 1, 2006, 7 1/4% Guaranteed Debentures due November 15, 2013 and 7.35% Guaranteed Debentures due December 1, 2026.

    This will instruct you to tender the principal amount of Notes indicated below held by you for the account of the undersigned (and to deliver a corresponding Consent) pursuant to the terms and conditions set forth in the Consent Solicitation and Offer to Purchase Statement, dated November 6, 2002, and the related Letter of Transmittal and Consent.

------------------------------------------------------------ ------------------------- ------------------------------------
                                                                 Principal Amount            Principal Amount to be
                           Type                                  Held for Account       Tendered and as to which Consents
                                                                   of Holder(s)                   to be Given*
------------------------------------------------------------ ------------------------- ------------------------------------
6 1/2% Guaranteed Notes due November 15, 2003
------------------------------------------------------------ ------------------------- ------------------------------------
6.75% Guaranteed Notes due December 1, 2006
------------------------------------------------------------ ------------------------- ------------------------------------
7 1/4% Guaranteed Debentures due November 15, 2013
------------------------------------------------------------ ------------------------- ------------------------------------
7.35% Guaranteed Debentures due December 1, 2026
---------------------------------------------------------------------------------------------------------------------------

* Unless otherwise indicated, the entire principal amount indicated in the box entitled "Principal Amount Held for Account of Holder(s)" will be tendered and a
Consent with respect thereto will be given.
---------------------------------------------------------------------------------------------------------------------------


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    Signature(s)

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    Please print name(s)

    Address

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    Area Code and Telephone No.

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    Tax Identification or Social Security No.

    -------------------------------------------------------------------------------------------
    My Account Number with You

    -------------------------------------------------------------------------------------------
    Date